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                                                                      Exhibit 11

Item 11 - EXECUTIVE COMPENSATION (Selected Portions)

EXECUTIVE RETENTION AGREEMENTS

Thermo Electron has entered into agreements with certain executive officers and key employees of Thermo Electron and its subsidiaries that provide severance benefits if there is a change in control of Thermo Electron and their employment is terminated by Thermo Electron "without cause" or by the individual for "good reason," as those terms are defined therein, within 18 months thereafter. For purposes of these agreements, a change in control exists upon (i) the acquisition by any person of 40% or more of the outstanding common stock or voting securities of Thermo Electron; (ii) the failure of the Thermo Electron board of directors to include a majority of directors who are "continuing directors", which term is defined to include directors who were members of Thermo Electron's board on the date of the agreement or who subsequent to the date of the agreement were nominated or elected by a majority of directors who were "continuing directors" at the time of such nomination or election; (iii) the consummation of a merger, consolidation, reorganization, recapitalization or statutory share exchange involving Thermo Electron or the sale or other disposition of all or substantially all of the assets of Thermo Electron unless immediately after such transaction (a) all holders of Thermo Electron common stock immediately prior to such transaction own more than 60% of the outstanding voting securities of the resulting or acquiring corporation in substantially the same proportions as their ownership immediately prior to such transaction and
(b) no person after the transaction owns 40% or more of the outstanding voting securities of the resulting or acquiring corporation; or (iv) approval by stockholders of a complete liquidation or dissolution of Thermo Electron.

In 1998, Thermo Electron authorized an executive retention agreement with each of Mr. John T. Keiser and Mr. Victor L. Poirier. These agreements provide that in the event the individual's employment is terminated under circumstances described above, the individual would be entitled to a lump sum payment equal to the sum of (a) in the case of Mr. Keiser two times, and in the case of Mr. Poirier, one times, the individual's highest annual base salary in any 12 month period during the prior five-year period, plus (b) in the case of Mr. Keiser, two times, and in the case of Mr. Poirier, one times, the individual's highest annual bonus in any 12 month period during the prior five-year period. In addition, the individual would be provided benefits for a period of, in the case of Mr. Keiser, two years, and in the case of Mr. Poirier, one year, after such termination substantially equivalent to the benefits package the individual would have been otherwise entitled to receive if the individual was not terminated. Further, all repurchase rights of Thermo Electron and its subsidiaries shall lapse in their entirety with respect to all options and restricted stock that the individual holds in Thermo Electron and its subsidiaries, including the Corporation, as of the date of the change in control. Finally, the individual would be entitled to a cash payment equal to, in the case of Mr. Keiser, $20,000, and in the case of Mr. Poirier, $15,000, to be used toward outplacement services. These executive retention agreements supercede and replace any and all prior severance arrangements which these individuals had with Thermo Electron.

Assuming that the severance benefits would have been payable as of January 1, 2000, the lump sum salary and bonus payment under such agreement to Messrs. Keiser and Poirier would have been approximately $920,000 and $364,500, respectively. In the event that payments under these agreements are deemed to be so called "excess parachute payments" under the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), the individuals would be entitled to receive a gross-up payment equal to the amount of any excise tax payable by such individual with respect to such payment plus the amount of all other additional taxes imposed on such individual attributable to the receipt of such gross-up payment.

Item 13 -  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS (Selected Portions)

The Charter, the Corporation and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, employee benefit administration, tax advice and preparation of tax returns, centralized cash management and financial and other services to the Corporation. The Corporation was assessed an annual fee equal to 0.8% of the Corporation's revenues for these services for fiscal 1999. The annual fee will remain at 0.8% of the Corporation's total revenues for fiscal 2000. The fee is reviewed annually and may be changed by mutual agreement of the Corporation and Thermo Electron. During fiscal 1999, Thermo Electron assessed the Corporation $1,788,000 in fees under the Services Agreement. Management believes that the charges under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Corporation. In fiscal 1999, the Corporation was billed an additional $56,318 by Thermo Electron for certain administrative services required by the Corporation that were not covered by the Services Agreement. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Corporation upon 30 days' prior notice. In addition, the Services Agreement terminates automatically in the event the Corporation ceases to be a Thermo subsidiary or ceases to be a participant in the Thermo Electron Charter. In the event of a termination of the Services Agreement, the Corporation will be required to pay a termination fee equal to the fee that was paid by the Corporation for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Corporation or as required in order to meet the Corporation's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Corporation a fee equal to the market rate for comparable services if such services are provided to the Corporation following termination.

As of January 1, 2000, the Corporation owed Thermo Electron and its other subsidiaries an aggregate of $3,121,000 for amounts due under the Services Agreement and related administrative charges, for other products and services and for miscellaneous items, net of amounts owed to the Corporation by Thermo Electron and its other subsidiaries for products, services and for miscellaneous items. The largest amount of such net indebtedness owed by the Corporation to Thermo Electron and its other subsidiaries since January 2, 1999 was $7,138,000. These amounts do not bear interest and are expected to be paid in the normal course of business.


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Thermedics Detection purchases an X-ray source that is used as a component in its InScan systems from Trex Medical Corporation, a publicly traded, majority-owned subsidiary of ThermoTrex Corporation ("ThermoTrex"), which is itself a publicly traded, majority-owned subsidiary of Thermo Electron. Thermedics Detection paid Trex Medical Corporation $81,000 for these products in fiscal 1999.

Pursuant to an international distributorship agreement, Thermedics Detection appointed Arabian Business Machines Co. ("ABM") as its exclusive distributor of Thermedics Detection's security instruments in certain Middle Eastern countries. ABM is a member of the Olayan Group. Ms. Hutham S. Olayan, a director of Thermo Electron, is the president and a director of Olayan America Corporation, a member of The Olayan Group, which is indirectly controlled by Suliman S. Olayan, Ms. Olayan's father. Revenues recorded under this agreement totaled $147,000 in fiscal 1999.

In June 1998, Thermo Sentron borrowed $21 million from Thermo Electron pursuant to a promissory note due December 1998, bearing interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. Thermo Sentron entered into this note in order to partially finance its acquisition of the three businesses that constituted the product-monitoring group of Graseby Limited, a subsidiary of Smiths Industries plc ("Graseby"), for $44 million in cash, net of cash acquired, and the assumption of certain liabilities. In December 1998, Thermo Sentron repaid $2 million of this amount and issued Thermo Electron a new promissory note for $19 million in exchange for the initial note. This note is due June 1999 and bears interest under the same terms as the initial note. Subsequently, in June 1999, Thermo Sentron repaid $6million of this amount and issued a new note for $13 million. Thermo Sentron repaid an additional $1 million under the note in each of the third and fourth quarters of 1999. In March 2000, Thermo Sentron refinanced the note under the Thermo Electron Cash Management arrangement which bears interest at a rate equal to the 30-day Dealer Commercial Paper Rate plus 150 basis points set at the beginning of each month and was 7.55% at April 1, 2000.

In January 2000, Thermo Sentron entered into a fifteen year lease arrangement with Thermo Electron with respect to Thermo Sentron's principal executive offices in Minneapolis, Minnesota. The rent payable by Thermo Sentron to Thermo Electron under the lease is $50,000 per month for the first five years of the lease, $55,000 per month for the second five years of the lease and $60,000 per month for the final fives years of the lease.

Thermo Sentron acts as a distributor in Europe for process measurement instruments manufactured by another Thermo Subsidiary. In 1999, Thermo Sentron purchased such products from this Thermo Subsidiary for $326,000.

Thermo Electron's Tecomet division provides metal fabrication services in connection with the manufacture of the heart assist devices sold by Thermo Cardiosystems. During 1999, Thermo Cardiosystems paid Tecomet $3,651,000 for these services.

On February 5, 1998, the Corporation's board of directors voted to issue 4,880,533 shares of Common Stock to Thermo Electron in exchange for 100% of the stock of TMO TCA Holdings, Inc., which is the beneficial owner of 3,355,705 shares of Thermo Cardiosystems' common stock. Thermo Electron had acquired such shares of Thermo Cardiosystems common stock as consideration for the acquisition by Thermo Cardiosystems of International Technidyne Corporation ("ITC") from Thermo Electron in May 1997. The Thermo Cardiosystems shares were valued at $75,000,000 at the time of the acquisition by Thermo Cardiosystems of ITC. The issuance of the 3,355,705 shares of Thermo Cardiosystems' common stock was subject to the approval of Thermo Cardiosystems' stockholders of the listing of such shares for trading on the American Stock Exchange, which was obtained at a special meeting of the stockholders of Thermo Cardiosystems held on April 13, 1998. The Corporation's issuance of the 4,880,533 shares of Common Stock to Thermo Electron was subject to approval by the Corporation's stockholders, which was obtained at a special meeting of the Stockholders held on March 31, 1999. The number of shares of Common Stock was determined based on the respective fair market values of the Common Stock and the Thermo Cardiosystems common stock as of February 5, 1998. The fair market values of the 4,880,553 shares of Common Stock and the 3,355,705 shares of Thermo Cardiosystems common stock as of February 5, 1998 were each $75,587,000.

The Corporation, along with other U.K.-based Thermo Electron companies, participates in a notional pool arrangement in the U.K. with Barclays Bank, which includes a $114,943,000 credit facility. The Corporation has access to $6,065,000 under this credit facility. Under this arrangement, Barclays notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. Thermo Electron guarantees all of the obligations of each participant in this arrangement. As of January 1, 2000, the Corporation had a positive cash balance of approximately and a $1,441,000 and a negative cash balance of approximately $2,640,000 based on an exchange rate of $1.6171/GBP 1.00. For 1999, the average annual interest rate earned on GBP deposits by participants in this credit arrangement was approximately 5.44% and the average annual interest rate paid on overdrafts was approximately 5.8025%.

At year-end 1998, $35,256,000 of the Corporation's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Corporation in effect lent excess cash to Thermo Electron, which Thermo Electron collateralized with investments principally consisting of corporate notes, U.S. government agency securities, commercial paper, money market funds and other marketable securities, in the amount of at least 103% of such obligation. The Corporation's funds subject to the repurchase agreement were readily convertible into cash by the Corporation. The repurchase agreement earned a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

Effective June 1999, the Corporation and Thermo Electron commenced use of a new domestic cash management arrangement. Under the new arrangement, amounts advanced to Thermo Electron by the Corporation for domestic cash management purposes bear interest at the 30-day Dealer Commercial Paper Rate plus 50 basis points, set at the beginning of each month. Thermo Electron is contractually required to maintain cash, cash equivalents, and/or immediately available bank lines of credit equal to at least 50% of all funds invested under this cash management arrangement by all Thermo Electron subsidiaries other than wholly owned subsidiaries. The Corporation has the contractual right to withdraw its funds invested in the cash management arrangement upon 30 days' prior notice. At year-end 1999, the Corporation had invested $46,285,000 under this arrangement. In addition, certain of the Corporation's European-based subsidiaries participate in a new cash management arrangement with a wholly owned subsidiary of Thermo Electron on terms similar to the domestic cash management arrangement. The Corporation has access to a $36,473,000 line of

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credit under this arrangement, of which the Corporation had invested $411,000 and had borrowed $34,600,000 at year-end 1999. Interest under this arrangement is calculated based on Euro market rates and was 3.95% on the negative balance at year-end 1999.

The Corporation, along with certain other Thermo subsidiaries, has entered into a cash management arrangement with ABN AMRO. Only European-based Thermo Subsidiaries participate in this arrangement. The new arrangement with ABN AMRO consists of a zero balance arrangement, which includes a $25,417,000 credit facility. The Corporation has access to $2,280,000 under this credit facility. Funds borrowed by the Corporation under this arrangement pay interest at a rate set by Thermo Finance B.V., a wholly-owned subsidiary of Thermo Electron, at the beginning of each month, based on Netherlands market rates. Funds invested by the Corporation under the arrangement earn a rate set by Thermo Finance B.V. at the beginning of each month, based on Netherlands market rates. Such invested funds are collateralized with investments principally consisting of corporate notes, U.S. government-agency securities, commercial paper, money market funds, and other marketable securities, in the amount of at least 103% of such obligation. Thermo Electron guarantees all of the obligations of each participant in this arrangement. As of January 2, 1999, the Corporation had a negative cash balance of approximately $698,000, based on an exchange rate of $0.4599/NLG 1.00. As of January 1, 2000, the average annual interest rate earned on NLG deposits by participants in this credit arrangement was approximately 3.19% and the average annual interest rate paid on overdrafts was approximately 3.74%.

THERMO ELECTRON CORPORATE REORGANIZATION

Thermo Electron has adopted a major reorganization plan under which, among other things, it is acquiring the minority interest in most of its subsidiaries that have minority investors. In furtherance of this plan, Thermo Electron intends to commence an exchange offer for any and all of the outstanding shares of common stock of the Corporation that it does not own. The consideration being offered in the exchange offer is .45 shares of Thermo Electron common stock for each share of the Corporation's common stock. The goal of the exchange offer is to bring Thermo Electron's equity ownership in the Corporation to at least 90%. If Thermo Electron achieves this 90%-ownership level, the Corporation would then be taken private through a "short-form" merger at the same exchange ratio as the exchange offer. In addition, as part of this reorganization plan, the Corporation completed the acquisition of the minority interest in each of its Thermo Voltek, Thermo Sentron and Thermedics Detection subsidiaries. The consideration paid in each of these transactions was $7.00, $15.50 and $8.00 per share in cash, respectively, without interest.

Executive officers and directors of the Corporation who held shares of common stock in the Corporation's subsidiaries described above that were taken private received the same cash consideration per share of subsidiary stock as all other stockholders of such subsidiaries. In addition, the executive officers' and directors' options to acquire shares of such subsidiaries' common stock, for which the granting corporation's repurchase rights had not lapsed ("unvested options"), were automatically assumed by either the Corporation or Thermo Electron, as applicable, and converted into options to purchase shares of the Corporation's common stock or Thermo Electron's common stock on the same terms as were applicable to all the other holders of such subsidiary's options, as described below. In the case of options to acquire shares of such subsidiaries' common stock, for which the granting corporation's repurchase rights had lapsed ("vested options"), the holders were given the opportunity to elect either to convert the options into vested options to acquire shares of the Corporation's common stock or Thermo Electron's common stock, as applicable, or to receive cash at the applicable cash transaction price less the applicable exercise price, on the same terms as were applicable to all the other holders of such subsidiary's options.

Vested and unvested options that were assumed by the Corporation or Thermo Electron in these completed transactions generally were converted as follows:
The number of shares of the Corporation's common stock or Thermo Electron's common stock underlying each assumed option equaled the number of shares of subsidiary common stock underlying the option before the transaction, multiplied by the applicable "cash exchange ratio" described below, rounded down to the nearest whole number of shares of the Corporation's common stock or Thermo Electron's common stock. The exercise price for each assumed option was calculated by dividing the exercise price of the subsidiary stock option before the transaction by the applicable "cash exchange ratio" described below, rounded up to the nearest whole cent. The applicable "cash exchange ratio" for each transaction was a fraction, the numerator of which was the applicable cash price described above and the denominator of which was the closing price of the Corporation's common stock or Thermo Electron's common stock, as applicable, on the day preceding the effective date of the transaction.

Additionally, certain directors participated in the deferred compensation plans of the various subsidiaries. On the effective date of each of the completed cash transactions listed above, each of the affected subsidiaries' deferred compensation plans terminated and the participants received cash in an amount equal to the balance of such participant's stock units credited to his or her account under the respective deferred compensation plan, multiplied by the applicable cash price described above. Any such stock units held by directors are included in their stock ownership information described below.

In the Thermo Voltek Corp. transaction, Mr. Melas-Kyriazi (who is not a named executive officer of the Corporation for purposes of Securities and Exchange Commission regulations, and whose ownership information therefore does not appear in such stock ownership table)and Mr. Wood received a cash payment of $7.00 per share for 5,581 and 14,621 shares of common stock of Thermo Voltek Corp. held by such individuals, respectively. Additionally, Mr. Crisp, Mr. Ferrari, Mr. Wood and Mr. Zervas held options to acquire 2,250, 2,250, 82,350 and 2,250 shares of Thermo Voltek Corp. common stock, respectively, that were converted into options to acquire shares of common stock of the Corporation, as described above.

In the Thermedics Detection Inc. transaction, Mr. Ferrari and Mr. Wood received a cash payment of $8.00 per share for 599 and 17,251 shares of common stock of Thermedics Detection Inc. held by such individuals, respectively. Additionally, Mr. Keiser and Mr. Wood held options to acquire 17,000 and 20,000 shares of Thermedics Detection Inc. common stock, respectively, that were converted into options to acquire shares of Thermo Electron common stock, as described above.

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In the Thermo Sentron Inc. transaction, Mr. Wood received a cash payment of
$15.50 per share for 4,000 shares of common stock of Thermo Sentron Inc. held by Mr. Wood. Additionally, Mr. Keiser, Mr. Poirier and Mr. Wood held options to acquire 19,500, 7,500 and 31,000 shares of Thermo Sentron Inc. common stock, respectively, that were converted into options to acquire shares of Thermo Electron common stock, as described above.

Executive officers and directors of the Corporation who hold shares of the Corporation's common stock will receive the same consideration per share for such stock as all other stockholders of the Corporation. See Item 12 "Security Ownership of Certain Beneficial Owners and Management."

In addition, certain executive officers and directors of the Corporation hold options to acquire shares of common stock of the Corporation (See Item 12 - "Security Ownership of Certain Beneficial Owners and Management"), which options will be treated in the same manner as options held by other employees. All options held by such persons will be assumed by Thermo Electron and converted into options to acquire shares of Thermo Electron's common stock on the same terms as are applicable to all the other holders of the Corporation's options.

Specifically, vested and unvested options that are being assumed by Thermo Electron in the proposed transaction will be converted as follows: The number of shares of Thermo Electron common stock underlying each assumed option will equal the number of shares of the Corporation common stock underlying the option before the transaction, multiplied by the exchange ratio, rounded down to the nearest whole number of shares of Thermo Electron common stock. The exercise price for each assumed option will be calculated by dividing the exercise price of the Corporation stock option before the transaction by the exchange ratio, rounded up to the nearest whole cent.

In addition to the ownership information that appears in the Item 12 - "Security Ownership of Certain Beneficial Owners and Management" table, Mr. Melas-Kyriazi holds 11,861 shares of common stock of the Corporation.

On the effective date of the proposed transaction, the Corporation's deferred compensation plan will be assumed by Thermo Electron, and the stock units credited to each participant's account under the deferred compensation plan will be converted into stock units for Thermo Electron common stock at the exchange ratio.